SCHEDULE 13G
CUSIP
No.


1
Names of Reporting Persons

Greg Dona
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

United States of America
Number of
Shares
Beneficiall
y Owned by
Each
Reporting
Person
With:

5
  Sole Voting Power


  4,194,007

6
  Shared Voting Power




7
  Sole Dispositive Power


  4,194,007

8
  Shared Dispositive Power



9
Aggregate Amount Beneficially Owned by Each Reporting Person

4,194,007
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

5.18%
12
Type of Reporting Person (See Instructions)

IN



Item 1.
(a)	Name of Issuer: Vivos Inc.
(b)	Address of Issuer's Principal Executive Offices: 719 Jadwin
Avenue, Richland WA 99352
Item 2.
(a)	Name of Person Filing: Greg Dona
(b)	Address of Principal Business Office or, if None, Residence:
3750 Las Vegas Blvd S, Unit 3201, Las Vegas NV 89158
(c)	Citizenship: United States of America
(d)	Title and Class of Securities: Common Shares
(e)	CUSIP No.:	92858K105
Item 3. 	If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the
Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the
Act;
(d)	[_]	Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-
1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of
the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of
an investment company under section 3(c)(14) of the
Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-
1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J), please specify the type of
institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  4,194,007
 (b)	Percent of Class:  5.18
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 4,194,007
	(ii)	Shared power to vote or to direct the vote:
(iii)	Sole power to dispose or to direct the disposition of:
(iv)	Shared power to dispose or to direct the disposition of:
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another
Person.
Not applicable
Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent holding company or control person.
Not applicable

Item 8.	Identification and classification of members of the group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications.
Not applicable



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:July 17 2018
Greg Dona
Greg Dona
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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